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                              April 2, 2024

       Jeff Kim
       Chief Executive Officer
       SHOREPOWER TECHNOLOGIES INC.
       5291 NE Elam Young Pkwy, Suite 160
       Hillsboro, OR 97124

                                                        Re: SHOREPOWER
TECHNOLOGIES INC.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed March 25,
2024
                                                            File No. 333-274184

       Dear Jeff Kim:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed March 25,
2024

       Experts, page 58

   1. We note your revised disclosure that the financial statements of Shurepower LLC as of and for the years ended
December 31, 2022 and 2021, respectively, have been audited by
                                                        Olayinka Oyebola & Co.
Chartered Accountants. Consistent with the audit reports
                                                        included in Exhibit
99.1, please revise to correctly state that the financial statements of
                                                        Shurepower LLC as of
and for the year ended December 31, 2022 were audited by Qi
                                                        CPA LLC, and that
Shurepower 's financial statements as of and for the year ended
                                                        December 31, 2021 were
audited by Olayinka Oyebola & Co. Chartered Accountants.
                                                        Otherwise, please
advise us.
   2. In addition, provide a consent from Qi CPA LLC for the inclusion in this registration statement of its report
dated February 14, 2024 relating to the financial statements of Shurepower LLC as of
and for the year ended December 31, 2022.
 Jeff Kim
SHOREPOWER TECHNOLOGIES INC.
April 2, 2024
Page 2
Exhibit 23.3, page X-1

3. The consent refers to a report dated February 1, 2023. Please provide an updated consent from Olayinka Oyebola & Co. Chartered Accountants that refers to the correct date of its report, March 13, 2023, and indicates that the firm consents to all references to itself included in the Form S-1 Registration Statement of Shorepower Technologies, Inc.,
         instead of the Form S-1 Registration Statement of Shurepower, LLC as currently stated.
       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameJeff Kim                Sincerely,
Comapany NameSHOREPOWER TECHNOLOGIES INC.
                                          Division of Corporation Finance
April 2, 2024 Page 2                      Office of Manufacturing
FirstName LastName